KINECTA FINANCIAL AND INSURANCE SERVICES, LLC

(A Wholly Owned Subsidiary of KINECTA FINANCIAL MANAGEMENT COMPANY, LLC)

(SEC I.D. No. 8-67028)

Woodland Hills, California

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
KINECTA FINANCIAL AND INSURANCE SERVICES, LLC EXEMPTION REPORT
* * * * * * *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67028

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kinecta Financial & Insurance Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21440 Victory Boulevard

(No. and Street)

Woodland Hills   CA   91367

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Greg Elia   310-643-3273   greg.elia@kinecta.org

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP

(Name – if individual, state last, first, and middle name)

488 Lexington Ave Suite 1100   New York   NY   10022

(Address)   (City)   (State)   (Zip Code)

09/24/2003   173

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Elia _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
FINOP

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Please see attached document

CALIFORNIA JURAT FORM

CIVIL CODE SECTION 8202

State of California

County of _____San Diego_____

Subscribed and sworn to (or affirmed) before me on this ___24th___ day of ___April___, 20 _26_,

by ___Gregory Elia___

_____

who proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
Signature of Notary Public

EVAN BITON
COMM. #2445063
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMM. EXPIRES APRIL 23, 2027
EGW1

Place Notary Seal and/or Stamp Above

.... **OPTIONAL** ....

Description of Attached Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) other than named above: _____

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

Westlake Village, California

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member and Board of Directors
Kinecta Financial and Insurance Services, LLC
Westlake Village, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kinecta Financial and Insurance Services, LLC (the "Company") as of December 31, 2025, the related statements of income, membership capital, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

(Continued)

Supplemental Information

The Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 and Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (collectively "Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2009.

New York, New York
April 21, 2026

2.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	41,566,100
Commissions receivable		387,680
Employee notes receivable		2,634,675
Prepaid expenses and other assets		11,667
Total assets	$	44,600,122

LIABILITIES AND MEMBERSHIP CAPITAL

Liabilities		
Accounts payable and other liabilities	$	874,523
Deferred revenue		6,724,932
Payables to related parties		145,117
Total liabilities		7,744,572
Membership capital		36,855,550
Total liabilities and membership capital	$	44,600,122

See accompanying notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2025

Revenues	
Commission income	$ 9,813,546
Interest and dividend income	189,941
Other income	1,230,688
Total revenues	11,234,175
Expenses	
Salaries and related benefits	4,263,446
Commissions	2,940,463
Broker fees	806,799
Operations	686,733
Professional, marketing and other	252,387
Total expenses	8,949,828
Net income	$ 2,284,347

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

STATEMENT OF MEMBERSHIP CAPITAL
YEAR ENDED DECEMBER 31, 2025

Balance at January 1, 2025	$ 34,571,203
Net income	2,284,347
Balance at December 31, 2025	$ 36,855,550

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities		
Net income	$	2,284,347
Adjustments to reconcile net income to cash provided by operating activities		
Decrease in commissions receivable		499,427
Decrease in employee notes receivable		110,124
Decrease in prepaid expenses and other assets		10,165
Decrease in accounts payable and other liabilities		(81,519)
Increase in deferred revenue		128,436
Decrease in payables to related parties		(33,553)
Net cash provided by operating activities		2,917,427
Net change in cash and cash equivalents		2,917,427
Cash and cash equivalents at beginning of year		38,648,673
Cash and cash equivalents at end of year	$	41,566,100

NOTE 1 – NATURE OF BUSINESS

Kinecta Financial and Insurance Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Kinecta Financial Management Company, LLC (the "Parent") which is wholly owned by Kinecta Federal Credit Union. The Company was established primarily to provide brokerage and insurance referral services to members of Kinecta Federal Credit Union. The Parent is the sole member of the limited liability company, as such, the member's liability is limited to its capital investment.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements:

Basis of Presentation: The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Accounting Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers liquid investments purchased with original maturities of three months or less to be cash equivalents. The carrying value approximates fair value due to the short-term maturities of these investments.

Accounts Receivable: Accounts receivable consists primarily of commissions receivable which represents commissions due to the Company for the sale of financial and insurance products. The carrying value approximates fair value due to the short-term nature of the receivable balances.

Litigation: The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Revenue Recognition: The Company operates under a networking agreement with Ameriprise Financial whereas all securities business is referred to and transacted through representatives of Ameriprise Financial. Ameriprise Financial carries all brokerage and advisory accounts for the Company and maintains and preserves all related books and records of the Company's accounts

In connection with the Company's transition to Ameriprise Financial, a transition incentive payment of $6.7M was received. The related performance obligation was satisfied at a point in time upon the transition date. However, due to the presence of tiered termination fee payments that decrease over a period of 7 years, revenue recognition is constrained. As of December 31, 2025, $6.6M remains classified as deferred revenue included in Accounts Payable and Other Liabilities. The deferred balance will be recognized as income on a straight-line basis over the term, in proportion to the declining termination fee obligations.

Commission fees recognized by the Company are primarily comprised of referral fees. The Company's sole performance obligation is to refer customers to Ameriprise. The referral fees can be the result of executed trades, trail fee income and advisory fees from services provided by Ameriprise. The referral performance obligation is satisfied at a point in time, when the referral is made; however, revenue allocated to the performance obligation is constrained. Revenues associated with executed trades are constrained until trade date as they are not known until executed trades occur. At trade date, the constraint is removed, and revenue is recognized for transactions. Revenues associated with asset based fees (trail fees, and

advisory fees) are constrained due to the dependence on unpredictable market movements. Revenues associated with asset based fees, which are fees charged as a percentage of assets under management for services provided, are recognized when the constraint is removed. On September 1, 2023, the Company ceased its Property & Casualty (P&C) business operations but refers members to Confie if they are interested in P&C insurance products. The Company receives referral fee from Confie, earned on a monthly basis based upon activity for the month

Income Taxes: The Company is a wholly owned subsidiary of Kinecta Financial Management Company, LLC, which is wholly owned by Kinecta Federal Credit Union, a nontaxable entity. The Company is disregarded as a separate entity from its owner, Kinecta Federal Credit Union, for income tax purposes. The Company is generally not subject to U.S. federal income tax as well as income tax of the state of California. The Company is subject to tax return filing requirements, the California LLC fee and the California annual LLC tax. For the year end December 31, 2025 there was no income tax expense allocated to the operations of the Company. The Company is subject to tax examination for U.S. federal income tax as well as income tax of the state of California. The Company is no longer subject to examination by taxing authorities for years before 2018.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% probability of being realized on examination. Not meeting the "more likely than not" test results in no tax benefit being recorded.

The Company recognizes interest and/or penalties related to income tax matters in operations expense. As of and for the year ended December 31, 2025 no interest and/or penalties related to income taxes have been levied.

Concentration of Credit Risk: The Company has $9,703,703 on deposit with Catalyst Corporate Federal Credit Union at December 31, 2025. The balance is insured by the National Credit Union Share Insurance Fund up to $250,000. The Company has $31,345,664 on deposit with Kinecta Federal Credit Union, a related party, at December 31, 2025. The balance is insured by the National Credit Union Share Insurance Fund up to $250,000. The Company has $ 516,733 in an Insured Cash Account ("ICA") with Ameriprise Financial at December 31, 2025. The balance is insured by the Federal Deposit Insurance Company and Securities Investor Protection Corporation up to $250,000.

Measurement of Credit Losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on the relevant information about past events, current conditions, and reasonable and supportable forecasts. A broker-dealer, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote.

Commissions receivable consists of $ 387,680 receivable from Ameriprise Financial. In consideration of the historical loss-rate of zero since inception for this asset class, while considering other current and future economic conditions the Company assessed the risk of default from the customers to be virtually non-existent and considers any resultant allowance to be not material to the users of these financial statements. The Company will continue to evaluate the appropriateness of a credit loss allowance on this receivable as facts and circumstances may evolve.

Notes receivable of $ 2,634,675 from employees that management has the intent and ability to hold for the foreseeable future or until payoff are reported at the principal balance outstanding, net of the allowance for credit losses. Notes are charged off against the allowance when management confirms that a note balance is uncollectable. Management estimates the allowance balance by first analyzing historical loss experience which provides the basis for the estimate with adjustments made for changes in environmental factors such as regulatory or legal environment and general market conditions. The

Company had no allowance for credit losses recorded for notes receivable from employees at December 31, 2025.

Segment Reporting: The Company is engaged in a single line of business as a referring securities broker-dealer. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 100 percent of its total commission revenues from two external customers during 2025. The significant expenses of the segment are reported on the accompanying statement of income of this report

NOTE 3 – EMPLOYEE BENEFIT PLANS

The Company participates in Kinecta Federal Credit Union's 401(k) Plan (the "Plan") that allows employees to defer a portion of their salary into the Plan. The Plan is for the exclusive benefit of eligible employees and their beneficiaries. Under the terms of the Plan, a discretionary match of the employees' contribution may be made by the Company up to a specific amount. The Company contributed $ 155,465 for the year ended December 31, 2025.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Kinecta Financial Management Company, LLC, which is a wholly owned subsidiary of Kinecta Federal Credit Union.

The Company is charged by Kinecta Federal Credit Union for certain expense allocations such as, management support. These expenses, which are included in operations expense, totaled $443,127 for the year ended December 31, 2025.

At December 31, 2025, the Company owed $145,117 to Kinecta Federal Credit Union. Such amounts are non-interest bearing and payable upon demand.

The Company has $31,345,664 on deposit (included in cash and cash equivalents) with Kinecta Federal Credit Union at December 31, 2025, which earned $10,808 in interest for the year ended December 31, 2025.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain net capital, as defined, of not less than 6.67 percent of aggregate indebtedness, also as defined. At December 31, 2025, the Company had net capital of $ 3,638,542 which was $ 3,122,237 in excess of its required net capital of $ 516,305. The Company's ratio of aggregate indebtedness to net capital was 2.13 to 1. The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise

inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

NOTE 6 – NOTES RECEIVABLE FROM EMPLOYEES

The Company maintains an employee retention program designed to attract and retain personnel. Under this program, the Company issues loans to employees in the form of promissory notes as a long-term retention incentive. Funding for these loans is provided by a third-party financial institution. The Company records a receivable from employees for the promissory notes and a corresponding liability to the third-party lender in its financial statements. The promissory notes have maturities ranging from 60 to 84 months and bear interest at prevailing market rates at the time of issuance. At December 31, 2025, the weighted-average interest rate on outstanding notes was 3.70%. If an employee terminates employment prior to the maturity date, any unpaid principal and accrued interest become immediately due and payable to the Company. The Company, in turn, remains obligated to repay the third-party financial institution based on the contractually agreed-upon repayment schedule. Interest earned on the employee notes is recognized as interest income in the accompanying statement of operations. For the year ended December 31, 2025, interest income related to these loans totaled $99,111. Provided the employee remains employed through the stated term, the Company forgives the outstanding principal and accrued interest of the loan. The forgiveness of the full principal and interest balance is recognized as compensation expense in the statement of operations, reflecting the substance of the arrangement as an employee retention benefit.

SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2025

Total membership capital from statement of financial condition	$ 36,855,550
Non-allowable assets	
Prepaid expenses and other assets	11,667
Accounts receivable	2,638,675
Intercompany deposits	30,566,666
Total non-allowable assets	33,217,008
Net capital before haircuts	3,638,542
Money market account haircuts	-
Net capital	$ 3,638,542
Aggregate indebtedness	$ 7,744,571
Computation of basic net capital requirement	
Minimum net capital required	
(greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 516,305
Net capital in excess of minimum requirement	$ 3,122,237
Ratio of aggregate indebtedness to net capital	2.13 to 1

Statement pursuant to paragraph (d) of rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part IIA Quarterly FOCUS Report as of December 31, 2025 filed on January 21, 2025.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2025

Customer credit balances	$0
Customer debit balances	$0
Excess of total credits over debits	$0
Amount held on deposit in reserve bank account	$0
Amount of deposit or withdrawal	$0

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2025

Customers full paid and excess margin securities not in the respondents possession or control as of the report date for which instructions to reduce possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frame specified under 15c3-3.	
Amount	$0
Number of items	0
Customers fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3.	
Amount	$0
Number of items	0

Insert – Report of Registered Public Accounting Firm



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Kinecta Financial and Insurance Services, LLC's Exemption Report, in which (1) Kinecta Financial and Insurance Services, LLC ("Company") does not claim an exemption under paragraph (k) of 17 C.F.R. § 15c3-3 and (2) the Company relied on Footnote 74 of the SEC Release No. 34-70073 adopting amendments 17 C.F.R. § 240.17a-5 because the Company limits its business activities to referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Crowe LLP

Crowe LLP

New York, New York
April 21, 2026

1.

Kinecta Financial and Insurance Services, LLC's Exemption Report

Kinecta Financial and Insurance Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R.§ 240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025 without exception.

I, Greg Elia, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Greg Elia, Director – Compliance and Operations, FINOP

April 21, 2026



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Management and the Board of Directors of
 Kinecta Financial and Insurance Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Kinecta Financial and Insurance Services, LLC ("Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC–7 with respective cash disbursements record entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025 noting no differences;
3. Compared any adjustments reported in Form SIPC–7 with supporting schedules and working papers supporting the adjustments noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC–7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC–7 on which it was originally computed noting no differences.

(Continued)

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Crowe LLP

Crowe LLP

New York, New York
April 21, 2026